BlackRock Credit Allocation Income Trust IV

77D(g)

Policies with respect to security investments

Effective September 4, 2009, the Board of Directors of BlackRock Credit Allocation Income Trust IV (the “Fund”) announced approval of the following change in the Fund’s non-fundamental investment policies:

Old Investment Guideline

Under normal market conditions, at least 80% of the Fund’s total assets will be invested in preferred and equity securities and derivatives with economic characteristics similar to individual or groups of equity securities.

New Investment Guideline

Under normal market conditions, at least 80% of the Fund’s total assets will be invested in credit-related securities, including, but not limited to, investment grade corporate bonds, high yield bonds, bank loans, preferred securities or convertible bonds or derivatives with economic characteristics similar to these credit-related securities.